Exhibit (d)(1)(c)

EXHIBIT B TO INVESTMENT MANAGEMENT AGREEMENT

Fund	Advisory Fee
Forward Balanced Allocation Fund	0.10%
Forward Frontier Strategy Fund	0.85%
Forward Growth Allocation Fund	0.10%
Forward Growth & Income Allocation Fund	0.10%
Forward High Yield Bond Fund	0.25%
Forward Income Builder Fund	0.10%
Forward Income & Growth Allocation Fund	0.10%
Forward Investment Grade Fixed-Income Fund	0.25%
Forward Multi-Strategy Fund	0.10%
Forward Total MarketPlus Fund	0.50%
Forward U.S. Government Money Fund	0.08%

Amended: December 1, 2009

Amended: December 11, 2009

Amended: May 1, 2010

Amended: September 20, 2010

Amended: January 20, 2011

Amended: April 19, 2011

Amended: May 1, 2011

Amended: May 1, 2012

Amended: November 1, 2012

Amended: December 3, 2012

Amended: December 17, 2012

Amended: May 1, 2013

Amended: August 1, 2014

Amended: October 17, 2014